August 10, 2021

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Anne Nguyen Parker, Manufacturing Branch Chief, and Martin James, Manufacturing Senior Advisor

Re:    TransDigm Inc.
TransDigm Group Incorporated
Registration Statement on Form S-4
Filed August 10, 2021
Ladies and Gentlemen:
On the date hereof, TransDigm Inc., a Delaware corporation (the “Issuer”), and TransDigm Group Incorporated, TransDigm UK Holdings plc, Acme Aerospace, Inc., Adams Rite Aerospace, Inc., AeroControlex Group, Inc., Aerosonic LLC, Airborne Acquisition, Inc., Airborne Global, Inc., Airborne Holdings, Inc., Airborne Systems NA Inc., Airborne Systems North America Inc., Airborne Systems North America of CA Inc., Airborne Systems North America of NJ Inc., AmSafe, Inc., AmSafe Global Holdings, Inc., Angus Electronics Co., Arkwin Industries, Inc., Armtec Countermeasures Co., Armtec Countermeasures TNO Co., Armtec Defense Products Co., Aviation Technologies, Inc., Avionic Instruments LLC, Avionics Specialties, Inc., Auxitrol Weston USA, Inc., AvtechTyee, Inc., Beta Transformer Technology Corporation, Beta Transformer Technology LLC, Breeze-Eastern LLC, Bridport-Air Carrier, Inc., Bridport Erie Aviation, Inc., Bridport Holdings, Inc., Bruce Aerospace Inc., CDA InterCorp LLC, CEF Industries, LLC, Champion Aerospace LLC, Chelton Avionics, Inc., Chelton Avionics Holdings, Inc., CMC Electronics Aurora LLC, Cobham Defense Products, Inc., Data Device Corporation, Dukes Aerospace, Inc., Electromech Technologies LLC, Esterline Europe Company LLC, Esterline International Company, Esterline Technologies Corporation, Esterline Technologies SGIP LLC, Extant Components Group Holdings, Inc., Extant Components Group Intermediate, Inc., HarcoSemco LLC, Hartwell Corporation, Hytek Finishes Co., ILC Holdings, Inc., Janco Corporation, Johnson Liverpool LLC, Kirkhill Inc., Korry Electronics Co., Leach Holding Corporation, Leach International Corporation, Leach Mexico Holding LLC, Leach

Technology Group, Inc., MarathonNorco Aerospace, Inc., Mason Electric Co., McKechnie Aerospace DE, Inc., McKechnie Aerospace Holdings, Inc., McKechnie Aerospace US LLC, NAT Seattle Inc., NMC Group, Inc., Nordisk Aviation Products LLC, North Hills Signal Processing Corp., North Hills Signal Processing Overseas Corp., Norwich Aero Products, Inc., Palomar Products, Inc., Pexco Aerospace, Inc., PneuDraulics, Inc., Schneller LLC, Semco Instruments, Inc., Shield Restraint Systems, Inc., Skandia, Inc., Skurka Aerospace Inc., Symetrics Industries, LLC, Symetrics Technology Group, LLC, TA Aerospace Co., Tactair Fluid Controls, Inc., TDG ESL Holdings Inc., TEAC Aerospace Holdings, Inc., TEAC Aerospace Technologies, Inc., Telair US LLC, Texas Rotronics, Inc., Transicoil LLC, Whippany Actuation Systems, LLC, Young & Franklin Inc. and 17111 Waterview Pkwy LLC (collectively, the “Guarantors” and, together with the Issuer, the “Registrants”) filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) (i) up to $1,200,000,000 aggregate principal amount of the Issuer’s 4.625% Senior Subordinated Notes due 2029 (the “4.625% 2029 Exchange Notes”) registered under the Securities Act of 1933 (the “Securities Act”) for any and all of the Issuer’s outstanding 4.625% Senior Subordinated Notes due 2029, which were issued on January 20, 2021, and (ii) up to $750,000,000 aggregate principal amount of the Issuer’s 4.875% Senior Subordinated Notes due 2029 (the “4.875% 2029 Exchange Notes” and, collectively with the 4.625% 2029 Exchange Notes, the “Exchange Notes”) registered under the Securities Act for any and all of the Issuer’s outstanding 4.875% Senior Subordinated Notes due 2029, which were issued on April 21, 2021.
The Registrants are registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrants make the following representations to the Commission:
1.    The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.
2.    The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.    The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such existing securities pursuant to the Exchange Offer and (b) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute Exchange Notes. The Registrants will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Registrants will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business, (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes and (c) the offeree is not an “affiliate” of the Registrants within the meaning of Rule 405 under the Securities Act.
* * *
Very truly yours,

TRANSDIGM INC.

By:    /s/ Michael J. Lisman
Name:    Michael J. Lisman
Title:    Chief Financial Officer

TRANSDIGM GROUP INCORPORATED

By:    /s/ Michael J. Lisman
Name:    Michael J. Lisman
Title:    Chief Financial Officer

ACME AEROSPACE, INC.
ADAMS RITE AEROSPACE, INC.
AEROCONTROLEX GROUP, INC.
AIRBORNE ACQUISITION, INC.
AIRBORNE GLOBAL, INC.
AIRBORNE HOLDINGS, INC.
AIRBORNE SYSTEMS NA INC.
AIRBORNE SYSTEMS NORTH AMERICA INC.
AIRBORNE SYSTEMS NORTH AMERICA OF CA INC.
AMSAFE GLOBAL HOLDINGS, INC.
AMSAFE, INC.
ANGUS ELECTRONICS CO.
ARKWIN INDUSTRIES, INC.
ARMTEC COUNTERMEASURES CO.
ARMTEC COUNTERMEASURES TNO CO.
ARMTEC DEFENSE PRODUCTS CO.
AUXITROL WESTON USA, INC.
AVIATION TECHNOLOGIES, INC.
AVIONICS SPECIALTIES, INC.
AVTECHTYEE, INC.
BETA TRANSFORMER TECHNOLOGY CORPORATION
BRIDPORT HOLDINGS, INC.
BRIDPORT-AIR CARRIER, INC.
BRUCE AEROSPACE INC.
CHELTON AVIONICS HOLDINGS, INC.
CHELTON AVIONICS, INC.
COBHAM DEFENSE PRODUCTS, INC.
DATA DEVICE CORPORATION
DUKES AEROSPACE, INC.
ESTERLINE INTERNATIONAL COMPANY
ESTERLINE TECHNOLOGIES CORPORATION
EXTANT COMPONENTS GROUP HOLDINGS, INC.
EXTANT COMPONENTS GROUP INTERMEDIATE, INC.
HARTWELL CORPORATION
HYTEK FINISHES CO.
ILC HOLDINGS, INC.
JANCO CORPORATION
KIRKHILL INC.
KORRY ELECTRONICS CO.
LEACH HOLDING CORPORATION
LEACH INTERNATIONAL CORPORATION
LEACH TECHNOLOGY GROUP, INC.
MARATHONNORCO AEROSPACE, INC.

MASON ELECTRIC CO.
MCKECHNIE AEROSPACE DE, INC.
MCKECHNIE AEROSPACE HOLDINGS, INC.
NAT SEATTLE INC.
NMC GROUP, INC.
NORTH HILLS SIGNAL PROCESSING CORP.
NORTH HILLS SIGNAL PROCESSING OVERSEAS CORP.
NORWICH AERO PRODUCTS, INC.
PALOMAR PRODUCTS, INC.
PEXCO AEROSPACE, INC.
PNEUDRAULICS, INC.
SEMCO INSTRUMENTS, INC.
SHIELD RESTRAINT SYSTEMS, INC.
SKANDIA, INC.
SKURKA AEROSPACE INC.
TA AEROSPACE CO.
TACTAIR FLUID CONTROLS, INC.
TDG ESL HOLDINGS INC.
TEAC AEROSPACE HOLDINGS, INC.
TEAC AEROSPACE TECHNOLOGIES, INC.
TEXAS ROTRONICS, INC.
YOUNG & FRANKLIN INC.
By:    /s/ Liza Sabol
Name:    Liza Sabol
Title:    Treasurer

17111 WATERVIEW PKWY LLC
By:    Esterline Technologies Corporation,
as its sole member
BETA TRANSFORMER TECHNOLOGY LLC
By:    Beta Transformer Technology Corporation,
as its sole member
CMC ELECTRONICS AURORA LLC
By:    Esterline Technologies Corporation,
as its sole member
ELECTROMECH TECHNOLOGIES LLC
By:    McKechnie Aerospace US LLC, as its sole member
By:    McKechnie Aerospace DE, Inc., as its sole member
ESTERLINE EUROPE COMPANY LLC
By:    Esterline Technologies Corporation,
as its sole member
ESTERLINE TECHNOLOGIES SGIP LLC
By:    Esterline Technologies Corporation,
as its sole member
JOHNSON LIVERPOOL LLC
By:    Young & Franklin Inc., as its sole member
LEACH MEXICO HOLDING LLC
By:    Leach International Corporation, as its sole member
MCKECHNIE AEROSPACE US LLC
By:    McKechnie Aerospace DE, Inc., as its sole member
SYMETRICS INDUSTRIES, LLC
By:    Symetrics Technology Group, LLC, as its sole member
By:    Extant Components Group Intermediate, Inc., as its sole member
SYMETRICS TECHNOLOGY GROUP, LLC
By:    Extant Components Group Intermediate, Inc., as its sole member
TRANSICOIL LLC
By:    Aviation Technologies, Inc., as its sole member
By:    /s/ Liza Sabol
Name:    Liza Sabol
Title:    Treasurer

AEROSONIC LLC
AVIONIC INSTRUMENTS LLC
BREEZE-EASTERN LLC
CDA INTERCORP LLC
CEF INDUSTRIES, LLC
CHAMPION AEROSPACE LLC
HARCOSEMCO LLC
NORDISK AVIATION PRODUCTS LLC
By:    Telair US LLC, as its sole member
SCHNELLER LLC
TELAIR US LLC
WHIPPANY ACTUATION SYSTEMS, LLC
Each By:    TransDigm Inc., as its sole member

By:    /s/ Michael J. Lisman
Name:    Michael J. Lisman
Title:        Chief Financial Officer

AIRBORNE SYSTEMS NORTH AMERICA OF NJ INC.

By:    /s/ Michael J. Lisman
Name:    Michael J. Lisman
Title:        Chairman of the Board and
Chief Executive Officer

BRIDPORT ERIE AVIATION, INC.

By:    /s/ Liza Sabol
Name:    Liza Sabol
Title:        Chairman of the Board and President

TRANSDIGM UK HOLDINGS PLC

By:    /s/ Liza Sabol
Name:    Liza Sabol
Title:        Director

cc:    Michael J. Solecki, Esq. (Jones Day)